UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                      Wyoming Oil & Minerals, Inc. ("WYOG")
                      -------------------------------------
                                (Name of Company)

                     Common Stock, $.01 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   983450 20 6
                                ----------------
                                 (CUSIP Number)


                             David J. Babiarz, Esq.
                       Overton, Babiarz & Associates, P.C.
                      7720 East Belleview Avenue, Suite 200
                        Greenwood Village, Colorado 80111
                                 (303) 779-5900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     3/29/02
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  983450 20 6
           -----------

1        Name of Reporting Person

         John D. McKey, Jr.

2        Check the Appropriate Box if a Member of a Group    a
                                                               -------

                                                             b   XX
                                                               -------
3        SEC USE ONLY

4        Source of Funds *

         N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        Sole Voting Power:         1,073,333

8        Shared Voting Power:         314,041

9        Sole Dispositive Power:    1,073,333

10       Shared Dispositive Power:    314,041

11       Aggregate Amount Beneficially Owned by Each Reporting Person: 1,387,374

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13       Percent of Class Represented by Amount in Row (11):  13.93%

14       Type of Reporting Person *

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1: SECURITY AND COMPANY

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.01 par value per share, of Wyoming Oil & Minerals, Inc. (hereinafter the "Company"), whose principal place of business is located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918.


ITEM 2: IDENTITY AND BACKGROUND OF REPORTING PERSON

          a.   Name - John D. McKey, Jr.

          b.   Address - 7737 S.E. Loblolly Bay Drive, Hobo Sound, FL 33455

          c. Occupation-- Mr. McKey is of counsel at the law firm of McCarthy, Summers, Bobko, Wood, Sawyer & Perry, P.A., located in Stuart, Florida.

          d. During the past five years, Mr. McKey has not been convicted in any criminal proceeding.

          e. During the past five years, Mr. McKey has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

          f.   Mr. McKey is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     The wife of the Reporting Person converted a promissory note pursuant to its terms into 289,041 shares of the Company's common stock, which included principal and interest under the note. The conversion rate of the note was one share for each one dollar of principal and interest repayable under the note.


     The Reporting Person is also reporting ownership of warrants to acquire 108,333 additional shares of common stock which were inadvertently omitted from the original Report on this Schedule, and the ownership by his wife of warrants to purchase an additional 25,000 shares of common stock.

Item 4: PURPOSE OF TRANSACTION

     Mr. McKey acquired securities of the Company for purposes of investment.

          a.   Mr. McKey will continuously  evaluate his holdings in the Company
               and  make  additional   acquisitions  or  dispositions,   in  his
               discretion.

          f. Mr. McKey has no other plans to make material changes in the Company's business or corporate structure, or similar actions.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 1,387,374 shares of Common Stock of the Company. The Reporting Person owns 965,000 shares directly; his wife owns 289,041, of which the Reporting Person disclaims beneficial ownership; he has the right to acquire 108,333 additional shares through the exercise of purchase warrants; and his wife owns warrants to acquire an additional 25,000 shares, of which the Reporting Person disclaims beneficial ownership. The Reporting Person's beneficial ownership represents 13.93% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

          b. The Reporting Person has sole voting and investment power with regard to 1,073,333 shares of the Company. The Reporting Person is deemed to share the power to vote and dispose of 314,041 shares of Common Stock with his wife. The Reporting Person's wife is Candace McKey, who shares the address above with the Reporting Person. Ms. McKey is not presently employed and has not been convicted in, or been a party to, any proceeding of a type required to be disclosed in this Schedule.

          c. Other than the transaction described in Item 3 above, the Reporting Person has not effected any transaction in securities of the Company in the last 60 days.

          d.   Not applicable.

          e.   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

          There is no material required to be filed as exhibits to this Schedule.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.




/s/ John D. McKey, Jr.                               Date:   April 4, 2002
----------------------                                      -----------------
John D. McKey, Jr.